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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-19814
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       000779 10 8

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: March 31, 1998
                                  -----------------------
                 [   ]     Transition Report on Form 10-K
                 [   ]     Transition Report on Form 20-F
                 [   ]     Transition Report on Form 11-K
                 [ X ]     Transition Report on Form 10-Q
                 [   ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

        ABS GROUP, INC.
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Full Name of Registrant


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Former Name if Applicable

        818 East South Temple Street, Salt Lake City, Utah   84102
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Address of Principal Executive Office (STREET AND NUMBER)


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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 _X_     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

                            See attached narrative


                                                 (Attach Extra Sheets if Needed)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Gary B. Wolff, P.C.             212                 644-6446
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    __ Yes   _X_ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               ABS GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 13, 1998                  By  /s/ Emanuel A. Floor
    ---------------------------        ----------------------------------------
                                             Emanuel A. Floor, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                                 ABS GROUP INC.

                                   FORM 12b-25
                              PART III - NARRATIVE




         As heretofore indicated in prior filings with the Securities and Exchange Commission ("SEC") by the Registrant and in particular its 10-KSB for year ended December 31, 1996 at Item I thereof entitled "Description of Business" as well as in the Plan of Operations section of the Registrant's Form 10-QSB for quarter ended September 30, 1996 and in Registrant's Forms 8-K with dates of reports of January 16, 1997 and March 10, 1997 the Registrant (a) entered into a joint venture agreement with Biopharmaceutics, Inc. ("Bio") and thereafter formed a limited liability company with Bio known as DBD Company LLC in order to develop a certain drug (as indicated in aforesaid Form 10-QSB), (b) established an 80% owned subsidiary and thereafter acquired, through such subsidiary, a wholly owned subsidiary known as Marine Research Pty. Ltd. ("MR"), a corporation organized under the laws of Australia (as indicated in aforesaid Form 8-K with date of report of January 16, 1997) and (c) pursuant to terms and conditions of Agreement dated December 31, 1996 acquired a wholly owned subsidiary known as Future Medical Technologies, Inc. ("FMT") (as indicated in aforesaid Form 8-K with date of report of March 10, 1997). The financial statements of MR and FMT must be consolidated with that of the Registrant so that the Registrant's financial statements reflect its financial position and results of operations as well as those of its aforesaid subsidiaries as a single entity.

         These financial statements are not yet completed and Registrant has been advised that its accountants and/or auditors located both within and without the United States have been diligently attempting to conclude the necessary financial statements and consolidation but have been unable to accomplish same within the necessary time frame without unreasonable effort or expense or otherwise.

         Registrant is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-QSB in as expeditious a manner as possible in light of the circumstances described above.

         The Registrant, therefore, requests an extension within which to file its Form 10-QSB for quarter ended March 31, 1998 of five calendar days following the prescribed due date as indicated in Part II (b) of this Form 12b-25, i.e. thereby requiring Registrant to file such Form 10-QSB on or before May 20, 1998.